SYNERGY CHC CORP.

865 Spring Street

Westbrook, ME 04092

October 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Synergy CHC Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-260443

Filed: October 22, 2021 (latest amendment on January 5, 2022)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Synergy CHC Corp., a Nevada corporation formed under the laws of Nevada (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on October 22, 2021.

The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the planned registered offering of its shares of common stock under the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Company’s counsel, David Mannheim of Nelson Mullins Riley & Scarborough LLP, via email at david.mannheim@nelsonmullins.com. Please do not hesitate to contact Mr. Mannheim at (919) 329-3804 if you have any questions regarding the foregoing or if we can provide any additional information.

Thank you for your assistance.

Sincerely

SYNERGY CHC CORP.

By: /s/ Jack Ross

Jack Ross

Chief Executive Officer

cc:	David Mannheim
Nelson Mullins Riley & Scarborough LLP